G MEDICAL INNOVATIONS HOLDINGS LTD.

5 Oppenheimer St.

Rehovot 7670105, Israel

October 22, 2020

Via EDGAR

Tim Buchmiller

Jason L. Drory

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	G Medical Innovations Holdings Ltd. (the “Company,” “we,” “our” and similar terminology)

Registration Statement on Form F-1

Filed October 1, 2020

File No. 333-249182

Dear Sirs:

The purpose of this letter is to respond to the comment letter of October 8, 2020 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above mentioned registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. On October 22, 2020, we filed an amended registration statement on Form F-1 incorporating changes based on your comments. Page references in our responses are to the amended Form F-1.

Registration Statement on Form F-1 filed October 1, 2020

Cover Page

1. Your footnotes to the fee table indicate that you are calculating your registration fee based on Rule 457(o). However, based on your revised disclosure that you anticipate your offering price could be up to $7.00 per share, it does not appear you have calculated the registration fee based on the maximum aggregate offer price. Please revise your fee table accordingly.

Response: We confirm that we are relying on Rule 457(o) with respect to calculating our registration fee. As discussed by our counsel with the Staff, the 5,000,000 Ordinary Shares being offered was calculated using the midpoint of the price range on the cover page of our prospectus. We do not intend to exceed the proposed maximum aggregate offering price as set forth in our registration fee table. In the event that we would wish to increase the maximum aggregate offering price, we will file an appropriate amendment to our Form F-1 or a registration statement pursuant to Rule 462(b), if appropriate.

Tim Buchmiller, Jason L. Drory

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

October 22, 2020

Recent Developments, page 6

2. You indicate that you expect the one-for-18 reverse stock split be effective on October 29, 2020. Please clarify whether this stock split will occur prior or subsequent to the effectiveness of your Form F-1 registration statement. If prior to effectiveness, SAB Topic 4C requires that stock splits effected after the date of the latest balance sheet presented, but before the effective date of the registration statement, be retroactively reflected, with disclosure, in the financial statements for all periods presented. In this regard, your auditor will need to revise its report on page F-2 to reference the stock split and dual-date its opinion in accordance with PCAOB AU 530.05. Refer also to IAS 33.64. Please ensure that you revise all your financial information presented throughout the filing to reflect the stock split. If the reverse stock split will occur after effectiveness of your registration statement but prior to the consummation of this offering, please provide appropriate pro forma information, including earnings per share, throughout the filing.

Response: The one-for-18 reverse stock split will be effective on October 29, 2020, prior to the effectiveness of the registration statement. Since the financial statements were authorized for issuance prior to the date of the reverse stock split, and in accordance with IAS 33 and IAS 10, the financial statements do not reflect the reverse stock split. However, in response to the Staff’s comment, we expanded our disclosure in the sections titled “Summary Consolidated Financial Data” on page 10 and “Selected Consolidated Financial Data” on page 48 to provide an additional line item of the earnings per share data on a pro forma basis.

Capitalization, page 45

3. Based on the information presented in your capitalization table, it appears that your total capitalization reflected in the Actual column should be $1,233 rather than $8,366. If you continue to believe your capitalization is $8,366, please provide us with your calculation. Please also confirm the appropriateness of your Pro Forma and Pro Forma As Adjusted total capitalization amounts. With reference to the information presented in your capitalization table, please provide us with your calculations for these column totals.

Response: Total capitalization was mistakenly calculated as total liabilities and shareholders’ equity. The term “total capitalization” defined by Nasdaq as “the total long-term debt and all types of equity of a company that constitutes its capital structure”. In our capitalization table on page 45 we have previously disclosed the following financial statement line items – “warrants liabilities” and “loan from shareholder”, in the amounts of $318 and $2,162 thousand, respectively – which are current liabilities, and are not part of our long-term debt. Therefore, the total capitalization is (1,247) instead of 8,366 or 1,233, which is computed as follows:

Actual – U.S. dollars in thousands
Non-current liabilities:
Financial lease long term liability	163
Long term loans	1,943
Total long-term debt	2,106

Total shareholders’ equity (deficit)	(3,353)

Total capitalization	(1,247)

We have revised the total capitalization formula for the pro forma and pro forma as adjusted as well.

Tim Buchmiller, Jason L. Drory

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

October 22, 2020

Management, page 92

4. We note your additional footnotes four through five to the Management table on page 92 denoting which class of your classified board your directors will serve. However, it appears that footnotes five and six, although listed below the table, do not appear in the actual table. Please revise accordingly or otherwise advise.

Response: We have revised our management table in response to the Staff’s comment.

Underwriting, page 127

5. We note your disclosure on page 129, that “[p]rior to this offering, there has been no public market for the Ordinary Shares.” Please revise this disclosure to clarify that your shares were previously traded on the ASX.

Response: We have revised our disclosure on page 132 to clarify that our Ordinary Shares were previously traded on the ASX and were voluntarily delisting on October 22.

Financial Statements

Note 1.A. Overview, page F-9

6. Please expand your disclosure to state the date when the financial statements were authorized for issuance and who gave that authorization. Refer to IAS 10.17.

Response: We have expanded our disclosure under note 1A on page F-9 in response to the Staff’s comment.

Note 9A. Subsequent Events, page F-65

7. Please address the need to update your disclosures to discuss the current terms of your September 18, 2020 agreement with GRS, LLC and the underlying accounting. Please also address the need to discuss the GRS Warrant within your Dilution section as it appears that once the terms are finalized, this warrant may be dilutive to new investors.

Response: We have updated our disclosure on page F-65 in response to the Staff’s comment.

*    *    *

Tim Buchmiller, Jason L. Drory

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

October 22, 2020

If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Dr. Yacov Geva
Chief Executive Officer

cc:	Jeanne Bennett

Jeanne Baker